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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 N. St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dana Juergensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sec/Treasurer

Title

Notary Public


BARBARA CARLSON
MY COMMISSION EXPIRES
December 3, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRIEDMAN, LUZZATTO & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

FRIEDMAN, LUZZATTO & CO.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 114,738
Clearing deposit	25,000
Prepaid expenses	570
Property and equipment, net of allowance for depreciation of $2,847	134
Deferred income tax benefit	68,673
Total assets	$ 209,115

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' equity:	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	54,095
Total stockholders' equity	209,115
Total liabilities and stockholders' equity	$ 209,115

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Placement fee and advisory fee income	$ 15,000
Interest income	3,761
Realized gains	8,494
	27,255
Expenses:	
Salaries and commissions	10,857
Regulatory fees and expenses	5,403
Other operating expenses	10,246
	26,506
Net income before income taxes	749
Income tax expense	(1,878)
Net loss	$ (1,129)

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 12	$ 1,000	$ 154,008	$ 55,224	$ 210,244
Net loss	-	-	-	(1,129)	(1,129)
Balance at December 31, 2006	$ 12	$ 1,000	$ 154,008	$ 54,095	$ 209,115

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at January 1, 2006	$ -
Increases	-
Decreases	-
Balance at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (1,129)
Adjustments to reconcile net loss to net	
cash provided (used) by operating activities	
Gain on sale of investments	(8,494)
Depreciation	266
Change in operating assets and liabilities:	
(Increase) decrease in prepaid expenses	215
(Increase) decrease in deferred income tax benefit	(548)
Net cash provided (used) by operating activities	(9,690)
Cash flows from investing activities	
Sale of investments	11,795
Net cash provided (used) by investing activities	11,795
Cash flows from financing activities	-
Net increase in cash and cash equivalents	2,105
Cash and cash equivalents at beginning of year	112,633
Cash and cash equivalents at end of year	$ 114,738

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 2,425

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

The common stock of Friedman, Luzzatto & Co. (the "Company") is owned 51% by women and 49% by Carlyle Capital Markets, Inc. ("Carlyle").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(ii) and is a member of the National Association of Securities Dealers ("NASD").

The Company provides municipal bond underwriting and financial advisory services to state and local governments nationwide, and placement services for municipal equipment lease issues.

During 2003, management of the Company made the decision to cease the solicitation of new business. The Company's revenue is derived only from contracts in place prior to that decision. During 2003, the Company's office was moved to the offices of its clearing broker-dealer.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for the benefit associated with net operating loss carry forwards. These differences are detailed in Note 6. The deferred tax assets

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Revenue Recognition

Placement fees and advisory fee income is recognized during the period in which the services are rendered.

Note 2 - Related Party

During 2006, the Company earned placement and financial advisor fees of $15,000 from programs in which Carlyle acted as corporate lessor.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $137,572 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 5 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

Note 5 - Preferred Stock, continued

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2006, $21,036 of cumulative dividends are in arrears on Series B Preferred Stock ($90.28 per share).

Note 6 - Federal Income Taxes

The (provision) benefit for income tax was composed of the following:

Current:	
Federal	$ -
State	(2,425)
	(2,425)
Deferred:	
Federal	547
	$ (1,878)

As of December 31, 2006, the Company had a net Federal operating loss of approximately $199,619 available to carry forward, expiring 2025, resulting in an income tax benefit of $67,840.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Clearing Deposit

Under the Company's clearing agreement with its clearing broker-dealer, the Company is required to maintain a deposit of $25,000 with the clearing broker-dealer.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances in financial institutions in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2006

Schedule I

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 208,282
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		208,282
Deductions and/or charges		
Non-allowable assets:		
Other assets and prepaid expenses	$ 704	
Deferred income tax benefit	67,840	(68,544)
Net capital before haircuts on securities positions		139,738
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market mutual funds		(2,166)
Net capital		$ 137,572

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Schedule I (continued)

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 37,572
Excess net capital at 1000%	$ 137,572
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FRIEDMAN, LUZZATTO & CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements and supplemental information of Friedman, Luzzatto & Co. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2006

END